Exhibit 5.1

July 11, 2014

The Bancorp, Inc.
409 Silverside Road
Wilmington, DE 19809

Ladies and Gentlemen:

We have acted as counsel to The Bancorp, Inc. (the “Company”), in connection with the offering of up to $50 million aggregate offering amount of its shares of common stock, par value $1.00 per share (the “Common Shares”), pursuant to the Company’s prospectus supplement dated July 10, 2014 (the “Prospectus Supplement”), and the accompanying base prospectus dated December 14, 2012 (collectively, the “Prospectus”), that form a part of the Company’s effective registration statement on Form S-3 (Registration No. 333-185226) (the “Registration Statement”), filed under the Securities Act of 1933, as amended (the “Securities Act”). The offering of Common Shares is being made pursuant to separate sales agreements (collectively, the “Sales Agreements”) entered into among the Company and its wholly-owned subsidiary, The Bancorp Bank, with each of Cantor Fitzgerald & Co. and BTIG, LLC, each dated July 10, 2014.

In connection with the opinions hereinafter expressed, we have examined each of the following documents:  (i) the Sales Agreements; (ii) the certificates of incorporation or certificates of formation, articles of organization, articles of association and the bylaws or limited liability company operating agreements, of the Company and its domestic subsidiaries, each as amended through the date hereof (collectively, the "Charters"); (iii) the minute books of the Company; and (iv) the Registration Statement and the Prospectus.

In making our examination, we have assumed and not verified (i) the genuineness of all signatures on documents examined by us, (ii) the legal capacity of all natural persons, (iii) the authenticity of all documents submitted to us as originals and (iv) the conformity with the original documents of all documents submitted to us as certified, conformed or photostatic copies. We have also assumed that all Common Shares will be issued and sold in the manner described in the Prospectus and in accordance with the terms of the Sales Agreements.

Based upon the foregoing, and subject to the limitations, qualifications, exceptions and assumptions set forth herein, and having due regard for such legal considerations as we deem relevant, we are of the opinion that (i) the issuance of the Common Shares by the Company in accordance with the terms of the Sales Agreements has been duly authorized by the Company and (ii) the Common Shares are validly issued, fully paid and non-assessable.

We express no opinion other than as to the federal laws of the United States of America and the Delaware General Corporation Law (including the applicable provisions of the Delaware Constitution and reported judicial decisions interpreting those laws) as in effect and existing on the date hereof.

We consent to the filing by you of this opinion as an exhibit to the Company’s Current Report on Form 8-K filed on the date hereof, and we further consent to the use of our name under the caption “Legal Matters” in the Prospectus. In giving these consents, we do not thereby admit that we are within the category of persons whose consent is required under Section 7 of the Securities Act, as amended.

Very truly yours,

/s/ Ledgewood

LEDGEWOOD
a professional corporation